SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

Administradora de Fondos de Pensiones Provida S.A.

(Name of Subject Company (Issuer))

MetLife Chile Acquisition Co. S.A.

an indirect wholly-owned subsidiary of

MetLife, Inc.

(Names of Filing Persons (Offerors))

Shares of Common Stock, without par value

(Title of Class of Securities)

020304634

(CUSIP Number of Class of Securities)

American Depositary Shares (ADS) each representing

fifteen (15) shares of common stock, without par value

(Title of Class of Securities)

00709P108

(CUSIP Number of Class of Securities)

Matthew Ricciardi

MetLife, Inc.

1095 Avenue of the Americas

New York, New York 10036

Telephone: (212) 578-2675

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Brian V. Breheny Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, N.W. Washington, D.C. 20005 (202) 371-7000	Paola Lozano Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
U.S. $985,132,028.90	U.S. $134,372.01

*	Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was determined by multiplying (i) U.S. $6.1476, the tender offer price per share of common stock of Administradora de Fondos de Pensiones Provida S.A. (each a “Common Share” and together the “Common Shares”) (assuming the variable portion of the purchase price per Common Share would apply for ninety-two (92) days, pursuant to the Transaction Agreement between the Filing Persons and Banco Bilbao Vizcaya Argentaria S.A., dated as of February 1, 2013) by (ii) 160,246,605, the estimated maximum number of Common Shares (including those in the form of ADSs) that may be acquired in the Offer (which consists of 331,316,623 Common Shares issued and outstanding, less (x) 171,023,573 Common Shares held by Inversiones Previsionales S.A. and (y) 46,445 Common Shares held indirectly by MetLife, which will not be tendered into the Offer).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2013 issued by the Securities and Exchange Commission on August 31, 2012 by multiplying the transaction valuation by 0.0001364.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $134,372.01	Filing Party: MetLife Chile Acquisition Co. S.A.; MetLife, Inc.
Form or Registration No.: Schedule TO–T; Schedule TO–T/A	Date Filed: August 6, 2013; August 29, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO-T/A (as amended on August 21, 2013 and August 29, 2013 and together with any subsequent amendments or supplements hereto, the “Schedule TO”) filed on August 6, 2013 with the Securities and Exchange Commission, relating to the offer by MetLife Chile Acquisition Co. S.A., a Chilean closed corporation (sociedad anónima cerrada) (“Purchaser”) that is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation (“MetLife”), to purchase (the “U.S. Offer”):

(i) up to 100% of the issued and outstanding Common Shares, without par value, of Administradora de Fondos de Pensiones Provida S.A. (“Provida”), a Chilean corporation (sociedad anónima) (collectively the “Common Shares” and each a “Common Share”), that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the U.S. Securities Exchange Act of 1934, as amended), and

(ii) up to 100% of the outstanding American Depositary Shares (collectively the “ADSs” and each an “ADS”), each representing fifteen (15) Common Shares of Provida, from all holders, wherever located,

for U.S. $6.1476 per Common Share, and U.S. $92.2140 per ADS, in each case, in cash, without interest, payable in U.S. dollars (or in Chilean pesos upon a valid election by a tendering security holder), and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the U.S. Offer to Purchase, dated as of August 29, 2013, and any amendments or supplements thereto (the “U.S. Offer to Purchase”), and in the related ADS Letter of Transmittal and Common Share Acceptance Letter, copies of which are attached to the Schedule TO as Exhibits (a)(1), (a)(2) and (a)(3), respectively.

Simultaneously with the U.S. Offer, Purchaser is making an offer in accordance with the mandatory tender offer rules of the Republic of Chile (“Chile”) to purchase up to 100% of the outstanding Common Shares from all holders of Common Shares, wherever located, (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as the Common Shares offered to be purchased pursuant to the U.S. Offer.

This Amendment is filed on behalf of MetLife and Purchaser. The information set forth in the U.S. Offer to Purchase, including all exhibits thereto, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the U.S. Offer to Purchase.

ITEMS	1-11.

The U.S. Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented:

By amending and supplementing the information set forth in the section of the U.S. Offer to Purchase entitled “The U.S. Offer—Terms of the U.S. Offer—Chilean Mandatory Tender Offer and the Dual Offer Structure” by deleting the third sentence of the fourth paragraph and replacing it as follows:

“The Chilean Offer will expire at 5:30 p.m., Santiago time, on September 27, 2013.”

And by amending and supplementing the information set forth in the section of the U.S. Offer to Purchase entitled “The U.S. Offer—Certain Information Concerning Provida—Certain Projections” by deleting the section in its entirety and replacing it with the following:

Certain Projections

On August 9, 2012, BBVA provided MetLife with certain non-public projected and budgeted unaudited financial information and statistical or operational information of Provida as of May 31, 2012 (together, the “projections”). The projections were included in a confidential information memorandum that, according to BBVA, was distributed to all potential bidders participating in BBVA’s organized process to seek to sell all of its mandatory pension fund administration businesses in Latin America, including Provida (see “The U.S. Offer—Background of the Offers”). A summary of the projections is set forth below.

The projections cover multiple years, and such information by its nature becomes subject to greater uncertainty with each successive year. The projections reflect numerous variables and assumptions that are inherently uncertain and may be beyond the control of Provida, including but not limited to, meeting certain performance criteria and implementing certain cost saving initiatives. In addition, the projections do not take into account, among other things, events occurring after, or not known to Provida’s management as of, the date such projections were made. Important factors that may affect actual results and result in projected results not being achieved include, but are not limited to, general economic conditions in Chile and Ecuador; the monetary and interest rate policies of the Chilean Central Bank (Banco Central de Chile); unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; changes in Chilean and foreign laws, regulations and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; technological changes; changes in consumer spending and saving habits and Provida’s success in managing the risks involved in the foregoing. The projections also may be affected by Provida’s ability to achieve strategic goals, objectives and targets over the applicable period. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions which are difficult to predict and many of which are beyond Provida’s control. Moreover, the assumptions are based on certain business decisions that are subject to change. Therefore, there can be no assurance that the projections will be realized, and actual results may materially differ from those contained in the projections.

The inclusion of the projections in this U.S. Offer to Purchase should not be regarded as an indication that any of MetLife, Purchaser, Provida, BBVA or their respective affiliates, advisors or representatives considered or consider the projections to be necessarily predictive of actual future events, and the projections should not be relied upon as such. None of MetLife, Purchaser, Provida, BBVA or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertake any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of MetLife, Purchaser, Provida or BBVA intend to make publicly available any update or other revisions to the projections. None of MetLife, Purchaser, Provida, BBVA or their respective affiliates, advisors, officers, directors or representatives have made or make any representation to any holder of Common Shares or ADSs or other person regarding the ultimate performance of Provida compared to the information contained in the projections or that forecasted results will be achieved. Neither Provida nor BBVA, nor their respective affiliates, advisors, officers, directors or representatives, has made any representation to MetLife or Purchaser, in the Transaction Agreement or otherwise, concerning the projections. Neither MetLife nor Purchaser nor any of their respective affiliates or representatives makes any representation to any other person regarding the projections. The projections are not being included in this U.S. Offer to Purchase to influence the decision of any holder of Common Shares or ADSs to tender such holder’s Common Shares and/or ADSs in the Offers. They are included only because the projections were made available by BBVA to MetLife and Purchaser prior to the date hereof.

HOLDERS OF ADSs AND COMMON SHARES OF PROVIDA ARE CAUTIONED

NOT TO PLACE UNDUE RELIANCE ON THE PROJECTED INFORMATION

PROVIDED IN THIS U.S. OFFER TO PURCHASE

Below is a summary of certain projected financial information and statistical or operational information, in each case, of Provida as of May 31, 2012 provided by BBVA to MetLife on August 9, 2012.

	2013	2014	2015	2016
Assets Under Management[1]	49,003	55,307	62,333	70,168
Contributions[2]	2,657	2,890	3,221	3,503
Total Revenues	331.5	361.0	402.8	439.4
Pre-Tax Operating Income	199.1	224.8	260.4	290.6
Net Income	201.1	224.2	257.5	287.5
Ecuador Net Income[3]	7.3	8.5	10.2	12.3

*	All amounts in millions of U.S. dollars. Figures have been converted from local currencies into U.S. dollars at a fixed exchange rate as of June 22, 2012 of Chilean pesos 503.17 to U.S. $1.00.
**	Except as otherwise noted, all items (a) exclude results for Ecuador; as well as the interests of Provida in Administradora de Fondos de Pensiones Horizonte S.A. and Administradora de Fondos para el Retiro Bancomer S.A. de C.V. that were divested in early 2013 and (b) include results related to mandatory and voluntary pension funds.
[1]

Includes Assets Under Management estimated, projected for both mandatory and voluntary pension funds. Each pension fund is a separate legal entity from Provida, not affected in any way by Provida’s financial situation.

[2]

Represents 13% of the estimated, projected taxable salary base of each participant in Provida’s funds. Mandatory pension fund contributions constitute 10% of such taxable salary base, pursuant to Chilean law. Life and disability insurance premiums and fees earned by Provida for depositing mandatory contributions constitute the remaining 3%.

[3]	“Ecuador” means AFP Genesis Administradora de Fondos y Fideicomisos S.A.

According to BBVA, the above projections are based on Provida’s forecasted data and results relating to the Provida businesses existing as of May 31, 2012 and new businesses then under development. In addition, the projections assumed the implementation of certain profitability improvement drivers and did not assume any new acquisitions or divestures, except that the projections reflected above were prepared excluding (a) the interests held by Provida in AFP Genesis Administradora de Fondos y Fideicomisos S.A., an Ecuadorian company, except as specifically noted otherwise above, (b) the interests held by Provida in Provida Internacional S.A. and (c) the interests then held by Provida in Administradora de Fondos de Pensiones Horizonte S.A., a Peruvian company, and Administradora de Fondos para el Retiro Bancomer S.A. de C.V., a Mexican company, that were divested in early 2013.

The projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. Provida reports its financial results in accordance with International Financial Reporting Standards (“IFRS”). However, the projections were not prepared in accordance with IFRS and Provida’s independent auditors have not examined, compiled or performed any procedures with respect to the projections presented in this U.S. Offer to Purchase, nor have they expressed any opinion or any other form of assurance of such information or the likelihood that Provida may achieve the results contained in the projections, and accordingly assume no responsibility for them.

Below is a reconciliation of the differences between each of “Total Revenues,” “Pre-Tax Operating Income” and “Net Income,” as provided to MetLife by BBVA on August 9, 2012, and the most directly comparable financial measure that would be found on the face of, or in the notes to, Provida’s financial statements, if calculated and presented in accordance with IFRS. These reconciliations were provided by BBVA to us on September 5, 2013. According to BBVA, while the reconciliations are intended to facilitate the comparison of the projections to the most directly comparable financial measures reported in Provida’s consolidated financial statements, Provida’s independent auditors have not examined, compiled or performed any procedures with respect to the reconciliations, and the reconciliations do not purport to present Provida’s consolidated financial results from operations in accordance with IFRS. BBVA has also told us that the reconciliations were based on the information provided by BBVA to MetLife on August 9, 2012 and have not been updated to take into account any information received or events occurring after May 31, 2012. All line items set forth below are estimates subject to the same disclaimers, limitations and qualifications set forth above with respect to the projections. The reconciliations exclude the results from Provida Internacional S.A., Administradora de Fondos de Pensiones Horizonte S.A. and Administradora de Fondos para el Retiro Bancomer S.A. de C.V., which the projections provided by BBVA to MetLife on August 9, 2012 assumed to be zero for 2013 and future years.

Total Revenues

If calculated and presented in a manner consistent with IFRS and Provida’s historical income statements, Provida’s “Total Revenues from Operations” would equal “Total Revenues,” as projected, plus “Total Revenues from Ecuador,” less “Fees earned by Provida for Advisory Services Provided to Ecuador,” less “Financial Income for Provida (excluding Ecuador),” plus “Income from Mandatory Investments,” plus “Services rendered by AFC.”

	2013	2014	2015	2016
Total Revenues, as projected	331.5	361.0	402.8	439.4
Total Revenues from Ecuador[1]	20.2	22.8	26.4	29.9
Less Fees Earned by Provida for Advisory Services Provided to Ecuador	(1.3)	(1.3)	(1.3)	(1.3)
Less Financial Income for Provida (excluding Ecuador)	(3.7)	(4.1)	(4.7)	(5.3)
Income from Mandatory Investments	41.2	45.6	50.9	57.4
Services rendered by AFC[2]	0.1	0.0	0.0	0.0
Total Revenues from Operations	388.1	423.9	474.0	520.1

*	All amounts in millions of U.S. dollars. Where applicable, figures have been converted from Chilean pesos to U.S. dollars at a fixed exchange rate as of June 22, 2012 of Chilean pesos 503.17 to U.S. $1.00.
[1]	“Ecuador” means AFP Genesis Administradora de Fondos y Fideicomisos S.A.
[2]	“AFC” means Administradora de Fondos de Cesantía de Chile S.A.

Pre-Tax Operating Income

If calculated and presented in a manner consistent with IFRS and Provida’s historical income statements, “Provida’s Net Operating Income” would equal “Pre-Tax Operating Income,” as projected, plus “Pre-Tax Operating Income for Ecuador,” less “Financial Income for Provida (excluding Ecuador)” plus “Income from Mandatory Investments,” plus “Services rendered by AFC,” less “Disability Insurance Expenses,” less “Value of Customer Lists.”

	2013	2014	2015	2016
Pre-Tax Operating Income, as projected	199.1	224.8	260.4	290.6
Pre-Tax Operating Income for Ecuador	11.1	13.0	15.6	18.7
Less Financial Income for Provida (excluding Ecuador)	(3.7)	(4.1)	(4.7)	(5.3)
Income from Mandatory Investments	41.2	45.6	50.9	57.4
Services rendered by AFC[2]	0.1	0.0	0.0	0.0
Disability Insurance Expenses	(0.2)	0.0	0.0	0.0
Value of Customer Lists[1]	(10.3)	(10.3)	(10.3)	(10.3)
Net Operating Income	237.3	269.0	311.9	351.1

*	All amounts in millions of U.S. dollars. Where applicable, figures have been converted from Chilean pesos to U.S. dollars at a fixed exchange rate as of June 22, 2012 of Chilean pesos 503.17 to U.S. $1.00.
[1]

Represents amortization of intangible assets from previous Provida investments in AFP El Libertador, AFP Union and AFP Protección and assumes that intangible assets are amortized on a straight line basis for the remainder of the permitted period.

[2]	“AFC” means Administradora de Fondos de Cesantía de Chile S.A.

Net Income

If calculated and presented in a manner consistent with IFRS and Provida’s historical income statements, “Consolidated Profit (loss)” of Provida would equal “Net Income,” as projected, less “Value of Customer Lists,” plus “Profit (loss) for Provida (excluding Ecuador Profit (loss)),” plus “Ecuador Profit (loss).”

	2013	2014	2015	2016
Net Income, as projected	201.1	224.2	257.5	287.5
Value of Customer Lists[1]	(10.3)	(10.3)	(10.3)	(10.3)
Profit (loss) for Provida (excluding Ecuador Profit (loss))	190.8	213.9	247.3	277.3
Ecuador Profit (loss)	7.3	8.5	10.3	12.3
Consolidated Profit (loss)	198.1	222.4	257.6	289.6

*	All amounts in millions of U.S. dollars. Where applicable, figures have been converted from Chilean pesos to U.S. dollars at a fixed exchange rate as of June 22, 2012 of Chilean pesos 503.17 to U.S. $1.00.
[1]

Represents amortization of intangible assets from previous Provida investments in AFP El Libertador, AFP Union and AFP Protección and assumes that intangible assets are amortized on a straight line basis for the remainder of the permitted period.

The projections and the reconciliations should be read together with Provida’s financial statements that can be obtained from the SEC. The projections and the reconciliations should also be read together with the discussion under “Risk Factors” and the other cautionary statements contained in Provida’s Form 20-F for the fiscal year ended December 31, 2012, filed with the SEC on April 30, 2013, and subsequent SEC reports.

Although MetLife and Purchaser were provided with the projections and reconciliations, they did not base their evaluation of Provida on the projections and reconciliations. None of MetLife, Purchaser or any of their respective affiliates or representatives participated in preparing, nor do they express any view on, the projections or the reconciliations summarized above, or the assumptions underlying such information. The summary of the Provida projections and the reconciliations are not included in this U.S. Offer to Purchase in order to influence any holder of Common Shares or ADSs to make any investment decision with respect to the Offers.

ITEM 12.	EXHIBITS

Exhibit No.	Description

(a)(1)	U.S. Offer to Purchase, dated as of August 29, 2013.*

(a)(2)	Form of ADS Letter of Transmittal (including Enclosed Form W-9).*

(a)(3)	Form of Common Share Acceptance Letter (including Enclosed Form W-9).*

(a)(4)	Notice of Guaranteed Delivery.*

(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(6)	Form of Letter to Clients.*

(a)(7)	Form of Summary Advertisement, dated as of August 29, 2013.*

(a)(8)	Press Release, dated as of August 29, 2013.*

(b)	Not applicable.

(d)(1)	Transaction Agreement, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile S.A., MetLife, Inc. and MetLife Chile Acquisition Co. S.A.*

(d)(2)	Share Purchaser Joinder Agreement to the Transaction Agreement by and among Banco Bilbao Vizcaya Argentaria S.A., BBVA Inversiones Chile, MetLife and MetLife Chile Acquisition Co. S.A., dated as of March 12, 2013.*

(g)	Not applicable.

(h)	Not applicable.

99.1	Resolution of the Board of Directors of MetLife Chile Acquisition Co. S.A. evidencing authority to sign of the Authorized Representative.*

*	Previously filed.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 12, 2013

MetLife, Inc.

By:	/s/ William J. Wheeler
Name: William J. Wheeler Title: President, Americas

MetLife Chile Acquisition Co. S.A.

By:	/s/ Randal W. Haase
Name: Randal W. Haase Title: Authorized Representative